UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.24/LP 000/COP-M0000000/2025

The Board of Directors of Perusahaan Perseroan (PERSERO) PT Telekomunikasi Indonesia Tbk (hereinafter referred as the “Company”), hereby announces that the Company has convened the Extraordinary General Meeting of Shareholders Year 2025 (“Meeting”) on:

Day/Date	:	Tuesday, 16 September 2025
Time	:	17.06 up to 17.18 Western Indonesia Time
Location	:	Online through the Electronic General Meeting System KSEI ("eASY.KSEI") facility at the link https://akses.ksei.co.id provided by PT Kustodian Sentral Efek Indonesia ("KSEI")

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

Board of Commissioners:

●	President Commissioner	:	Mr. ANGGA RAKA PRABOWO;
●	Independent Commissioner	:	Mr. YOHANES SURYA;
●	Independent Commissioner	:	Mr. DESWANDHY AGUSMAN;
●	Commissioner	:	Mr. ISMAIL;
●	Commissioner	:	Mr. RIZAL MALARANGENG;
●	Commissioner	:	Mr. SILMY KARIM; *
●	Commissioner	:	Mr. OSSY DERMAWAN;*
●	Commissioner	:	Mr. RIONALD SILABAN;*

Directors:

●	President Director	:	Mrs. DIAN SISWARINI;
●	Vice President Director	:	Mr. MUHAMMAD AWALUDDIN;
●	Director of Enterprise and Business Service	:	Mrs. VERANITA YOSEPHINE;
●	Director of Network	:	Mr. NANANG HENDARNO;
●	Director of Strategic Business Development & Portfolio	:	Mr. SENO SOEMADJI;
●	Director of Wholesale dan International Service	:	Mr. HONESTI BASYIR;
●	Director of Finance and Risk Management	:	Mr. ARTHUR ANGELO SYAILENDRA;
●	Director of IT Digital	:	Mr. FAIZAL ROCHMAD DJOEMADI;

*Present at the Meeting via video teleconference.

And the holder/proxy of Serie A Dwiwarna share and holder/proxy of Serie B Shares who present and/or represented physically and electronically through eASY.KSEI that entirely representing 80,852,605,434 shares or 81.6194474% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting namely, in the total amount of 99,060,466,600 shares; with due regard to the Register of Shareholders at the closing of the shares trading on September 3, 2025.

Hence the quorum requirement required under the provisions of the Article 25 paragraph (4) letter a of the Company’s Articles of Association, have been fulfilled because the Meeting have been attended by shareholders that hold Serie A Dwiwarna Share as well as the other shareholders who jointly representing more than 1/2 of the total number of shares having legal voting rights which have been issued by the Company.

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.24/LP 000/COP-M0000000/2025

The Company has appointed independent parties, which are Notary Ashoya Ratam SH., MKn. to record the Meeting and PT Datindo Entrycom, to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated September 16, 2025 number 302b/IX/2025, made by Notary Ashoya Ratam SH., MKn and its summary is as follows:

Meeting Agenda	Changes to the Management of the Company
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	26,669,140,964 shares or 32.9848875%	555,511,977 shares or 0.6870675%	53,627,952,493 shares or 66.3280450%
Resolution

“The Meeting with the majority vote of 54,183,464,470 (67.0151125%) including the vote cast by the holder of Serie A Dwiwarna share, of the total number of votes issued at the Meeting resolved:

1.
Ratifying the honorable dismissal of Mr. HENRY CHRISTIADI as Director of Human Capital Management of the Company, appointed based on the Resolution of the Annual General Meeting of Shareholders for the Fiscal Year 2024 dated May 27, 2025, effective as of September 5, 2025, with gratitude for his valuable contributions and dedication during his tenure as members of the Company’s Board of Directors.

2.
Honorably dismissing to the following members of the Company’s Management:

1) Vice President Director: Mr. MUHAMMAD AWALUDDIN

2) Commissioner: Mr. ISMAIL

appointed pursuant to the Resolution of the Annual General Meeting of Shareholders for the Fiscal Year 2024 dated May 27, 2025, and the Resolution of the Annual General Meeting of Shareholders for the Fiscal Year 2023 dated May 3, 2024, respectively, effective as of the closure of this Extraordinary General Meeting of Shareholders, with gratitude for their valuable contributions and dedication during their tenure as members of the Company’s Management.

3.
Appointing the following individuals as members of the Company’s Management:

1) Director of Human Capital Management: Mr. WILLY SAELAN

2) Director of Legal & Compliance: Mr. ANDY KELANA

3) Independent Commissioner: Mrs. IRA NOVIARTI

4.
The term of office for the members of the Board of Directors and Board of Commissioners appointed as mentioned in point 3 shall be in accordance with the Company's Articles of Association and prevailing laws and regulations in the Capital Market sector, without prejudice to the right of the General Meeting of Shareholders to dismiss them at any time.

5.
With the ratification of dismissal, dismissal, and appointment of Company’s Management as mentioned in points 1, 2, and 3, the composition of the Company's Board of Directors and Board of Commissioners becomes as follows:
a.
Board of Directors:
1)
President Director: Mrs. DIAN SISWARINI;
2)
Director of Finance and Risk Management: Mr. ARTHUR ANGELO SYAILENDRA;
3)
Director Human Capital Management : Mr. WILLY SAELAN;
4)
Director of Legal & Compliance: Mr. ANDY KELANA;
5)
Director of Wholesale and International Service: Mr. HONESTI BASYIR;
6)
Director of Enterprise and Business Service: Mrs. VERANITA YOSEPHINE;
7)
Director of Strategic Business Development & Portfolio: Mr. SENO SOEMADJI;

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS YEAR 2025 PT TELKOM INDONESIA (PERSERO) Tbk Tel.24/LP 000/COP-M0000000/2025

8)
Director of Network: Mr. NANANG HENDARNO;
9)
Director of IT Digital: Mr. FAIZAL ROCHMAD DJOEMADI;

b.
Board of Commissioners:
1)
President Commissioner: Mr. ANGGA RAKA PRABOWO;
2)
Commissioner: Mr. RIONALD SILABAN;
3)
Commissioner: Mr. RIZAL MALARANGENG;
4)
Commissioner: Mr. OSSY DERMAWAN;
5)
Commissioner: Mr. SILMY KARIM;
6)
Independent Commissioner: Mr. DESWANDHY AGUSMAN;
7)
Independent Commissioner: Mr. YOHANES SURYA;
8)
Independent Commissioner: Mrs. IRA NOVIARTI;

6.
The members of the Board of Directors and Board of Commissioners appointed as referred to in point 3, who still hold other positions prohibited by law from being held concurrently with positions in the Board of Directors and Board of Commissioners of a State-Owned Enterprise, must resign or be dismissed from such positions.

7.
To grant power of attorney with the right of substitution to the Board of Directors of the Company to declare the resolutions of this General Meeting of Shareholders in a Notarial Deed, to appear before a Notary or authorized official, and to make any necessary adjustments or corrections if required by the relevant authorities for the purpose of implementing the contents of the meeting resolutions.

The announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 49 paragraph (1), Article 51 paragraph (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company.

Jakarta, September 17, 2025

PT Telkom Indonesia (Persero) Tbk

Board of Directors